Exhibit 99.1

Avrupa Minerals postpones filing 2019 financial statements and MD&A, due to COVID19 - related delays

Avrupa Minerals Ltd. (AVU:TSXV) will postpone filing its annual financial statements and management's discussion and analysis for the year ended December 31, 2019 (collectively the “2019 annual documents”), due to logistics and delays caused by the COVID19 pandemic. Avrupa is relying on exemptive relief granted by Canadian securities regulatory authorities that allows the filing delay of its annual documents, required by National Instrument 51-102 by April 29, 2020. In response to the COVID19 pandemic, securities regulatory authorities in Canada have granted a blanket exemption allowing issuers an additional 45 days to complete their regulatory filings. Avrupa estimates that its 2019 annual documents will be available for filing at its earliest opportunity in mid-May 2020. Until such time as the 2019 annual documents are filed, Avrupa’s management and other insiders are subject to a trading blackout that reflects the principles contained in section 9 of National Policy 11-207 – Failure-to-File Cease Trade Orders and Revocations in Multiple Jurisdictions.

There have been no material business developments since the date of the last interim financial statements, filed on November 27, 2019, a copy of which is available on SEDAR at www.sedar.com.

Avrupa Minerals Ltd. is a growth-oriented junior exploration and development company directed to discovery of mineral deposits, using a prospect generator model.  The Company holds one 100%-owned, presently self-funded flagship project, the Alvalade VMS Project.  Avrupa focuses its project generation work in politically stable and prospective regions of Europe, including Portugal and Kosovo.

For additional information, contact Avrupa Minerals Ltd. at 1-604-687-3520 or visit our website at www.avrupaminerals.com.

On behalf of the Board,

“Paul W. Kuhn”

Paul W. Kuhn, President & Director

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.